Nexa Reports First Quarter 2024 Exploration Results

Luxembourg, April 23, 2024 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) is pleased to provide today the drilling and assay results from the first quarter of 2024. This document contains forward-looking statements.

Summary

Nexa’s updated Mineral Exploration program for 2024 comprises a total of 69,200 meters of exploration drilling, of which 25,800 meters are planned for Brazil (37%), 40,400 meters for Peru (58%), and the remaining 3,000 meters for Namibia (5%). The increase in the size of the program from the previously informed 66,050 meters total planned drilling for 2024 is due to meterage price adjustments within the new drilling contracts in respect of Cerro Lindo and Vazante. A total of 9,951 meters of exploration drilling were executed in the first quarter of 2024 through 10 operating drill rigs. As in years past, drilling activity is lower during the first quarter due to the rainfall season in Brazil and Peru and corresponding delays in drilling contractors’ mobilization. We expect an increase in drilling activities starting in 2Q24 onwards.

In Peru, 9,714 meters were drilled in 1Q24 with eight rigs. At the Pasco Complex, exploration activities continued to focus on the extensions of known satellite bodies, such as Integración at El Porvenir highlighted by high-grade new intersections. At Cerro Lindo, drilling focused on the Pucasalla and Patahuasi Millay targets, and at the mine site, on the expansion underground ore bodies at OB-8B, OB-9 and OB-6A.

The main target for the Hilarión and Florida Canyon projects in 2024 is to consolidate the geological information to define the project strategy for the following years. For 2024, we have only scheduled environmental monitoring and road maintenance activities.

In Brazil, 237 meters of exploration drilling were carried out in 1Q24 with 2 rigs at Vazante. At Aripuanã, no drilling was carried out in 1Q24; however, exploration drilling will resume in 2Q24 at the Massaranduba target.

In Namibia, no drilling was carried out in 1Q24. Exploration drilling will resume in 2Q24, focusing on exploratory targets at the Namibia North project to investigate potential areas with copper soil anomalies in favorable geology.

Commenting on the report, Jones Belther, Senior Vice President of Mineral Exploration & Business Development, said:

“Our brownfield exploration programs continued to progress with the goal of extending our current life of mine. Orebody 8B at Cerro Lindo has continued to be extended to the southeast, highlighted by hole PECLD07377 with 7.2 meters grading 3.99% Zn,0.65% Pb, and 43.40 g/t Ag. At the Pasco complex, the Integración orebody continues to be expanded with drilling results from hole PEEPD02703 with 6.1 meters grading 12.23% Zn, 8.25% Pb, 0.4 % Cu, 132.84 g/t Ag and 5.78 g/t Au at level 3300.

At Aripuanã, pending drilling results from 4Q23 at Babaçu confirmed thick intersections with high-grade results, such as holes BRAPD000202 and BRAPD000222 presenting 20.0 meters grading 12.24% Zn, 4.03% Pb and 109.36 g/t Ag, and 42.7 meters grading 5.20% Zn, 2.19% Pb and 38.75 g/t Ag, respectively.

Exploration Report – 1Q24

For 2Q24, we anticipate completing 18,309 meters with 14 rigs within exploration drilling including 11,509 meters in Peru and 6,800 meters in Brazil aimed at discovering new mineralization. These numbers include 2,100 meters from early-stage greenfield projects in Brazil and Peru”.

The above-mentioned results provide Nexa with a significant indication, not only of the potential to extend the life of its current mines, but also of our consistent track record of replenishing what has been mined by actively seeking to add additional Mineral Resources and Mineral Reserves.

Cerro Lindo

In 1Q24, a total of 6,326 meters of exploration drilling and 12,154 meters of mining infill drilling were executed. Exploration drilling activities were behind schedule due to the usual heavy rainfalls at the mine site and operational drilling issues. The updated drilling program for Cerro Lindo in 2024 is set at 21,400 meters, a reduction from the previously announced 23,100 meters, due to adjustments in meterage prices within the new drilling contracts.

The exploration program primarily focused on extending the mineralization of near mine targets known as OB-8B, OB-9 and OB-6A, as well as drilling to identify new mineralized zones in the Pucasalla target and its extensions. Furthermore, we continue to drill the geophysical anomaly of the Patahuasi Millay target to explore potential mineralized zones. The results obtained during the first quarter confirm the continuity of mineralization in the OB-8 orebody, such as the 7.2-meter interval with 3.99% Zn, 0.65% Pb, 0.08% Cu, 43.40 g/t Ag and 0.09 g/t Au and 5.1 meters with 1.61% Zn, 0.56% Pb, 0.03% Cu and 16.91 g/t Ag. Drill holes at the Pucasalla target and extensions identified the presence of sulfide zones but without significant results during 1Q24. At the end of the quarter, drill holes PECLD07288 and PECLD07343 of the Patahuasi Millay target were still in progress, remaining far from the target forecast.

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to “no significant intercept”. PAR refers to “pending assay results”.

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Exploration Report – 1Q24

388000
390000
392000
394000
8558000
8556000
8554000
N
PUCASALLA
PECLD07292
PATAHUASI MILLAY
PECLD07343
PECLD07288
PECLD07381
OB6A
OB9
OB8B
CERRO LINDO
PECLD07290
PECLD07350
A
B
PECLD07377
0
2 km
2024 drilling program
Surface drilling
Underground drilling
Mineralization

For 2Q24, our plans include continuing the investigating of the Patahuasi Millay target with two drill rigs (totaling 2,729 meters) and starting drilling at the Puca Punta target, located 4 kilometers to the northwest of Cerro Lindo, with one drill rig (1,300 meters). In addition, we aim to extend drilling activities at orebodies OB-9 (1,640 meters), OB-6A (400 meters), and OB-8B (1,540 meters), with three additional rigs. The total drilling planned for 2Q24 amounts to 7,609 meters.

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Exploration Report – 1Q24

Vazante

Our brownfield exploration efforts at Vazante are directed towards expanding existing mineralized zones and exploring new areas to define additional mineralized zones near the mine. In 1Q24, a total of 10,279 meters of mining infill drilling (two rigs), and 237 meters of exploration drilling (two rigs) were completed in the Sucuri area. The updated drilling program for Vazante in 2024 is set at 14,200 meters, representing an increase from the previously announced 12,350 meters, which is attributed to meterage price adjustments within the new drilling contracts.

The exploration drilling program began in March 2024, totaling 237 meters in 1Q24, which was behind schedule due to the postponement of the drilling campaign. Currently, two drill holes are in progress (BRBVMVD000021 and BRBVZEND000066) in the Sucuri area and are expected to be completed in 2Q24.

280000
320000
8040000
8000000
7960000
N
Vazante
Norte
Vazante
mine
Paralelo
Vazante
Mata Preta
Vazante Sul
Sungen
0
10 km
Vazante mine
Other targets
304000
306000
8016000
8014000
BRBVZEND000066
BRBVMVD000021
Vazante
2024 drilling
In progress
Planned holes
Mineralization
zone
0
1 km

In 2Q24, the drilling program will continue to focus on the extensions of mineralized bodies in the Extremo Norte area, with 3,600 meters of drilling planned with two rigs.

Aripuanã

In 1Q24, a total of 9,730 meters of mining infill drilling were executed with four rigs. No exploration drilling was carried out during 1Q24 due to the usual heavy rainfalls in the region. The exploration drilling has been rescheduled for 2Q24. The assay results that were pending from the Babaçu Infill drilling program in 4Q23 confirmed the continuity of mineralization with high polymetallic content, such as holes BRAPD000202 and BRAPD000222 presenting 20.0 meters with 12.24% Zn, 4.03% Pb and 109.36 g/t Ag, and 42.7 meters with 5.20% Zn, 2.19% Pb and 38.75 g/t Ag, respectively, in addition to other drill hole intersections shown in the following table.

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Exploration Report – 1Q24

Note: Intervals with assays not reported here have no consistent samples > 3.0% Zinc or >0.5% Copper or >0.5 g/t Gold or assay results are pending. True widths of the mineralized intervals are unknown at this time.

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Exploration Report – 1Q24

A
B
200m
0m
-200m
-400m
BRAPD000188
BRAPD000202
Ambrex
Babaçu NW Extension
200m
6.0m @ 2.91% Zn + 1.33% Pb + 58.33 g/t Ag
10.8m @ 11.43% Zn + 4.44% Pb + 116.85 g/t Ag
6.8m @ 29.80% Zn + 13.77% Pb + 122.20 g/t Ag
12.2m @ 9.48% Zn + 3.40% Pb + 70.99 g/t Ag
4.2m @ 1.79% Zn + 6.09% Pb + 243.14 g/t Ag
4.0m @ 7.13% Zn + 2.12% Pb + 89.51 g/t Ag
6.8m @ 2.92% Zn + 1.89% Pb + 64.30 g/t Ag
10.5m @ 1.23% Cu + 0.66 g/t Au
5.0 m @ 2.34% Zn + 1.13% Pb + 31.83 g/t Ag
8.8m @ 6.54% Zn + 2.95% Pb + 102.67 g/t Ag
20.0m @ 12.24% Zn + 4.03% Pb + 109.36 g/t Ag Including: 9.0m @ 21.02% Zn + 6.97% Pb + 189.45 g/t Ag
7.1m @ 10.83% Zn + 7.38% Pb + 85.29 g/t Ag
13.2m @ 4.43% Cu + 2.69 g/t Au + 119.91 g/t Ag
6.0m @ 0.071% Cu + 0.52 g/t Au
6.7m @ 0.74% Cu + 0.41 g/t Au
11.0m @ 0.65% Cu + 0.74 g/t Au
13.3m @ 0.96% Cu + 0.53 g/t Au
12.0m @ 3.18% Zn + 1.87% Pb
7.2m @ 6.69% Zn + 3.50% Pb + 47.93 g/t Ag
13.2m @ 8.22% Zn + 3.42% Pb + 50.81 g/t Ag
4.3m @ 4.77% Zn + 1.83% Pb
9.8m @ 3.44% Zn + 1.37% Pb
Volcano-sedimentary rocks
Hydrothermal Zone
Stratabound mineralization
Stringer mineralization
Felsic volcanic rocks

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Exploration Report – 1Q24

C
D
BRAPD000222
200m
0m
-200m
200m
0m
-200m
13.3m @ 7.19% Zn + 3.76% Pb + 152.50 g/t Ag
7.1m @ 3.81% Zn + 1.04% Pb + 27.02 g/t Ag
5.2m @ 2.86% Zn + 1.18% Pb + 36.72 g/t Ag
12.0m @ 3.81% Zn + 1.09% Pb + 30.71 g/t Ag
Including:
6.4m @ 6.14% Zn + 1.79% Pb + 47.75 g/t Ag
42.7m @ 5.20% Zn + 2.19% Pb + 38.75 g/t Ag
Including:
23.5m @ 7.13% Zn + 3.25% Pb + 52.75 g/t Ag
5.2m @ 3.93% Zn + 1.52% Pb + 31.67 g/t Ag
Ambrex
Babaçu NW Extension
200m
Volcano-sedimentary rocks
Hydrothermal Zone
Stratabound mineralization
Stringer mineralization
Felsic volcanic rocks

For 2Q24, our focus will remain on drilling the Massaranduba target focused on the identification of new mineralized zones along the Aripuanã mineralized trend. We are planning to drill 2,000 meters with two rigs during this period.

El Porvenir

The exploration drilling efforts were primarily focused on extending the existing satellites’ mineralized bodies along strike and at depth, as well as conducting exploration drilling on the Integración mineralized zone.

In 1Q24, a total of 3,389 meters of exploratory underground drilling and 4,746 meters of mining infill drilling were executed. A total of 3,300 meters were drilled at the Integración Sur orebody with one rig, while 1,443 meters were drilled at the Porv9, VAM and Don Lucho targets using one rig.

Drilling results obtained during 1Q24 confirmed the continuity of high-grade mineralization at the Integración target, as evidenced by drill hole PEEPD02703 with 6.1 meters grading 12.23% Zn, 8.25% Pb, 0.40% Cu, 132.84 g/t Ag and 5.78 g/t Au. The drilling program also confirmed the extent of mineralization at the Porv9, VAM, and Don Lucho targets, located in the upper portion of the mine above level 3,730, with results such as hole PEEPD02704 with 5.6 meters grading 2.25% Zn, 0.03% Pb, 0.15% Cu, 23.12 g/t Ag and 0.22 g/t Au.

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Exploration Report – 1Q24

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

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Exploration Report – 1Q24

For 2Q24, we will continue drilling the south extension of the Integración target at level 3,300, as well as the VAM, Dom Lucho, and Porvenir 9 targets, with the aim of extending the mineralization and identifying new mineralized zones. We plan to drill 3,000 meters with two rigs in 2Q24.

Atacocha

No drilling activities are planned for 2024 at Atacocha. However, some drill holes will be conducted within the Atacocha underground mine with the objective of extending the Integración mineralized breccia. For the purpose of this report, the results of these activities will be presented in the El Porvenir section.

Morro Agudo

In 1Q24, a total of 1,070 meters of mining infill drilling were executed in the underground mine with three rigs. No exploration drilling was carried out in the Morro Agudo/Bonsucesso areas. As previously disclosed, on March 19, 2024, we announced the suspension of mining operations at the Morro Agudo Complex effective May 1, 2024. Furthermore, on April 5, 2024, we announced the signing of a definitive agreement to divest the Morro Agudo Complex, which encompasses the Morro Agudo and Ambrósia mines acquired by Casa Verde Holding Ltda. The closing of this Transaction is subject to certain customary conditions precedent, such as a corporate restructuring of the assets comprising the Morro Agudo Complex. This decision is part of Nexa’s portfolio optimization process to improve free cash flow in line with the Company’s disciplined capital allocation framework, along with its long-term strategy to maximize value for the Company and its shareholders.

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Exploration Report – 1Q24

Namibia

In Namibia, drilling activities are anticipated to resume after 2Q24 in the Namibia North project with one rig being mobilized to the Tsumeb East target, located a few kilometers from the well-known Tsumeb Cu-Pb deposit with the same geological background. Several targets are currently under investigation, and an extensive AMT survey, covering approximately 80 linear kilometers, is scheduled for 2Q24.. Additionally, geological mapping will continue in 2Q24 to consolidate geological information and refine targets for exploration drilling in the coming years.

Note 1 – Laboratory Reference

The laboratories used to test our assays were: ALS Global for Brazil, Namibia, and Peruvian Greenfield and brownfield projects; Certimin S.A. for Cerro Lindo; and Inspectorate Limited for El Porvenir.

Technical Information

Jose Antonio Lopes, MAusIMM (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available at www.sedarplus.com under Nexa’s SEDAR+ profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates four long-life mines, three of which are located in the Central Andes region of Peru, and one of which is located in the state of Minas Gerais in Brazil. Nexa is ramping up Aripuanã, its fifth mine, in the state of Mato Grosso in Brazil. Nexa also currently owns and operates three smelters, two of which are located in the state of Minas Gerais in Brazil, and one of which is located in Peru – namely, Cajamarquilla, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2023 and one of the top five metallic zinc producers worldwide in 2023, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence

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Exploration Report – 1Q24

of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR+ (www.sedarplus.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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